Mail Stop 3561

December 6, 2007

By U.S. Mail and facsimile to (863) 413-5702

Charles H. Jenkins, Jr.
Chief Executive Officer
Publix Super Markets, Inc.
3300 Publix Corporate Parkway
Lakeland, FL 33811

> **Re: Publix Super Markets, Inc.**
> **Definitive 14A**
> **Filed March 15, 2007**
> **File No. 0-00981**

Dear Mr. Jenkins:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 20, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Certain Relationships and Related Transactions, page 9

1. We note your response to comment 2 in our letter dated August 21, 2007 and we reissue that comment. Please include a definition of related person transactions. See Item 404(a) of Regulation S-K.

Incentive Bonus, page 11

2. We note your response to comment 6 in our letter dated August 21, 2007 and reissue that comment. Please provide us with analysis that demonstrates with specificity how disclosure of your sales goal and target profit used to determine the incentive bonus would cause you competitive harm. See Instruction 4 to Item 402(b) of Regulation S-K and Question 3.04 of the Item 402 of Regulation S-K Compliance and Disclosure Interpretations. If disclosure of these metrics would

cause competitive harm, please discuss how difficult it will be for you to achieve the target levels. Please see Instruction 4 to Item 402(b) of Regulation S-K. We note your proposed disclosure but it is unclear whether the likelihood of satisfying these targets in 2006 remained at the 80% level.

3. We note your response to comment 8 in our letter dated August 21, 2007 and note that you will provide the information requested. Please refer to Question 4.02 of the Item 402 of Regulation S-K Compliance and Disclosure Interpretations for additional guidance.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: David P. Phillips (via facsimile to (863) 616-5704)
        Chief Financial Officer and Treasurer